November 19, 2015
Ms. Katherine Hsu
Mr. Hughes Bates
Securities and Exchange Commission
Office of Structured Finance
100 F Street, NE
 Washington, D.C. 20549
Re:	CCRE Commercial Mortgage Securities, L.P. Registration Statement on Form SF‑3 Filed October 22, 2015 File No. 333‑207567
Dear Ms. Hsu:
We are counsel to CCRE Commercial Mortgage Securities, L.P. (the "Registrant").  We have reviewed your letter dated November 16, 2015 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Depositor's registration statement (File No. 333‑207567) on Form SF‑3 as filed on October 22, 2015.  We have discussed the comments indicated in the Comment Letter with various representatives of the Registrant, and the Registrant's responses are set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of prospectus (the "Prospectus") contained in the revised form of registration statement ("Pre-Effective Amendment No. 1") submitted herewith.
For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Registrant's response.
Registration Statement on Form SF-3
General
1.            Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors have been current with Exchange Act reporting during the last twelve months with respect to asset-backed

Katherine Hsu
Hughes Bates
November 19, 2015

securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.
The Registrant confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Registrant does not have any affiliates that have offered any class of asset-backed securities involving the same asset class as this offering.

2.
Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

The Registrant believes that the pooling and servicing agreements that will be entered into in connection with each offering under the Registration Statement are not required to be qualified under the TIA because the commercial mortgage pass-through certificates (the "Certificates") to be issued under the PSAs will be exempt from the TIA pursuant to Section 304(a)(2) of the TIA. This conclusion is in conformity with decades of practice regarding the TIA and consistent with the United States Court of Appeals for the Second Circuit's December 23, 2014 decision (the "Retirement Board Decision") in Retirement Board of the Policeman's Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 775 F.3d 154 (2d Cir. 2014), which held that the TIA does not apply to mortgage pass-through certificates issued under pooling and servicing agreements governed by New York law. Section 304(a)(2) of the TIA exempts any security that is a "certificate of interest or participation in two or more securities" that have "substantially different rights and privileges" from the provisions of the TIA.  The Second Circuit in the Retirement Board Decision held that Section 304(a)(2) of the TIA exempts residential mortgage pass-through certificates issued by trusts under pooling and servicing agreements because it concluded that (i) pass-through certificates issued under such a pooling and servicing agreement are "certificates of interest" in the pool of mortgage loans included in the related trust, (ii) each pool of mortgage loans included in a trust consists of two or more mortgage loans

Katherine Hsu
Hughes Bates
November 19, 2015

and each such mortgage loan is a "security" for purposes of Section 304(a)(2) of the TIA (but not for purposes of the registration provisions of the U.S. Securities Act of 1933, as amended, or the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, as amended) and (iii) the rights and privileges of each mortgage loan included in a trust differ significantly from the rights and privileges of other mortgage loans in such trust.  These key factors that the court relied upon in its holding apply equally to the Certificates.  Accordingly, the Registrant believes that the Certificates that will be offered under the Registration Statement are exempt from the TIA under Section 304(a)(2) of the TIA.
Because of its holding with regard to TIA Section 304(a)(2), the Second Circuit in the Retirement Board Decision indicated that it did not need to address whether pass-through certificates issued under pooling and servicing agreements are also exempt from the TIA pursuant to Section 304(a)(1) of the TIA.  However, the Registrant also believes that the Certificates are exempt from the TIA pursuant to Section 304(a)(1) of the TIA.  Section 304(a)(1) exempts from the TIA any security other than "(A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate."  As discussed in the following paragraph, the Certificates are not "notes", "bonds", "debentures" or "evidence of indebtedness".  Rather, the Certificates will represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust.
In response to the Staff's request, the following is the Registrant's analysis of how it believes the Certificates differ from asset-backed securities issued as notes ("Notes"): (i) the Certificates will not be issued in the form of notes, but as certificates, while Notes are issued in the form of notes, (ii) the Certificates will be issued under a pooling and servicing agreement, while Notes are issued under an indenture, (iii) the Certificates represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust (i.e., the mortgage loans), while Notes represent a debt obligation of an issuer secured by a pledge of the collateral (i.e., the mortgage loans), (iv) the Certificates do not have a stated maturity date by which all payments on the Certificates are due (the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), while Notes do have a stated maturity date by which final payment must be made and (v) the Certificates are not subject to events of default that would allow the holders of the Certificates to exercise certain creditor

Katherine Hsu
Hughes Bates
November 19, 2015

remedies against the issuing trust, while Notes are subject to events of default (e.g., failure of issuer to pay the Notes in full on the maturity date) that allow the holders of Notes to exercise certain creditor remedies (e.g., seize the collateral and force a sale of the collateral, with resulting sale proceeds used to pay the Notes).
The Registrant also confirms that it understands that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).
3.	Please file your legal and tax opinions. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.
With its filing of Pre-Effective Amendment No. 1, the Registrant has filed opinions of each of Cadwalader, Wickersham & Taft LLP and Sidley Austin LLP regarding the validity of the certificates as well as certain tax matters in accordance with Items 601(b)(5) and (8) of Regulation S-K, along with the consent of each of Cadwalader, Wickersham & Taft LLP and Sidley Austin LLP, respectively, to the filing of such opinion in accordance with Item 601(b)(23) of Regulation S-K.
Description of the Mortgage Pool
Delinquency Information, page 145

4.
We note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.

The Registrant has removed the brackets around the middle sentence in its delinquency information disclosure, as the method for determining delinquency is not expected to change.
Transaction Parties – The Sponsors and Mortgage Loan Sellers- Review of CCRE Mortgage Loans, page 167

5.
We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business

Katherine Hsu
Hughes Bates
November 19, 2015

days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).
The Registrant confirms that, if the Registrant or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, the Registrant, or the underwriter, as applicable, or will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the Registrant or the underwriter have obtained.
Part II – Information Not Required in Prospectus
Power of Attorney, page II-6
6.           We note your reference to the registration statement on Form S-3. Please revise the reference to refer to Form SF-3.
The Registrant has revised the Power of Attorney.
In responding to the Staff's comments, the Registrant has authorized us to acknowledge on their behalf, and we hereby acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Katherine Hsu
Hughes Bates
November 19, 2015

The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments.  If you have questions concerning the foregoing, please contact the undersigned.

Very truly yours,
/s/ Lisa Pauquette

cc:	Anthony Orso
Gary Stellato
(CCRE Commercial Mortgage Securities, L.P.)

Jonathan Nunes, Esq.
(Sidley Austin LLP)